Exhibit 99.1

ASX, Nasdaq and Media Release

May 11, 2022

Opthea To Present at Upcoming Investor Conferences

Melbourne, Australia; May 11, 2022 – Opthea Limited (ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that Dr Megan Baldwin, the Company’s Chief Executive Officer, will present at upcoming investor conferences in May.

Citi Biopharma Virtual Co-Panel Day

Date: Wednesday, May 18, 2022 4:30 pm ET (6:30 am AET)

H.C. Wainwright Annual Global Life Sciences Conference

Date: Tuesday, May 24, 2022 7:00 am ET (9:00 pm AET)

The Citi presentation will be available beginning Wednesday, May 18, at 4:30 pm ET (6:30 am AET), and the H.C. Wainwright presentation will be available beginning Tuesday, May 24, 2022 7:00 am ET (9:00 pm AET). Both presentations may be accessed for 90 days on the Investors page of the Opthea website at https://www.opthea.com/presentations/.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International: Australia:

Sam MartinRudi Michelson
Argot PartnersMonsoon Communications
Tel: +1 212-600-1902 Tel: +61 (0) 3 9620 3333

opthea@argotpartners.com

Media:

Silvana Guerci-Lena

NorthStream Global Partners

Tel: +1 973-509-4671

silvana@nsgpllc.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399  Email: info@opthea.com  Web: www.opthea.com